vOYA INVESTMENT MANAGEMENT 7337 East Doubletree Ranch Road, Suite 100 Scottsdale, AZ 85258

August 14, 2014

VIA EDGAR

Ms. Jamie L. Walter, Esq.

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	Voya Mutual Funds (File Nos. 811-07428 and 333-197363) (the “Registrant”) Registration Statement on Form N-14

Dear Ms. Walter:

This letter responds to comments you provided to Kristen Freeman of Voya Investment Management via telephone on August 6, 2014 on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC” or “Commission”) in connection with the N-14 filed by the Registrant on July 11, 2014 (the “N-14”) with respect to the proposed reorganization (“Reorganization”) of Voya Global Opportunities Fund (“Global Opportunities Fund”) with and into Voya Global Equity Dividend Fund (“Global Dividend Fund,” and together with Global Opportunities Fund, the “Funds”). Set forth below are the comments received from the Staff and the Registrant’s responses thereto. Unless otherwise defined herein, capitalized terms have the meanings ascribed to them in the N-14.

Comment 1.  Please complete or update all information that is currently in brackets or blank in the N-14.

Response. The Registrant confirms it will complete or update all information that is currently in brackets or blank in the N-14.

Comment 2.  For future filings, please include the ticker symbols for each series and class in your Edgar submission.

Response.  The Registrant will include the ticker symbols as requested.

Comment 3.  With respect to the section entitled “Summary of the Proposed Reorganization,” please disclose whether shareholders of Class A shares of Global Opportunities Fund would be subject to a sales change in connection with the Reorganization.

Response. The Registrant has revised the N-14 in response to this comment.

Comment 4. With respect to the section entitled “Summary of the Proposed Reorganization,” please disclose the impact of the Reorganization of on the holding periods for any deferred sales charges.

Response. The Registrant has revised the N-14 in response to this comment.

Comment 5. With respect to the table entitled “Shareholder Fees,” please indicate the fees applicable to each Fund and the surviving fund on a pro forma basis.

Response. The Registrant has revised the N-14 in response to this comment.

Ms. Walter | August 14, 2014

Comment 6. Please explain supplementally in correspondence the reason why shareholders of Class I shares of Global Dividend Fund will experience an increase in other expenses on a pro forma basis.

Response. For the surviving fund, the net expense ratio for Class I shareholders is 1.00% pre-merger and the pro forma net expense ratio remains at 1.00%. Shareholders will not experience a net expense ratio increase. From a gross ratio perspective, Class I shareholders pro forma would experience an increase in other expenses due to class specific transfer agency expenses.

Comment 7. The section entitled “Expenses of the Reorganization” and the Notes to the Pro Forma Financial Statements (unaudited), Note 4 indicate different amounts. Please confirm the correct expenses and revise the disclosure accordingly.

Response. The Registrant has confirmed that the expenses are estimated to be $106,000 and has revised the N-14 in response to this comment.

Comment 8. With respect to the factors considered by the Board, please revise the second paragraph to include numerical designations or please present the factors in a bullet point format.

Response. The Registrant appreciates the Staff’s comment, but has determined to retain the current format. The Registrant believes our disclosure meets the applicable requirements and the current format properly reflects the significant factors considered by the Board in determining to approve the Reorganization.

Comment 9. With respect to the factors considered, please confirm in your correspondence that the list of factors provided includes the factors adverse to the Board’s determination to approve the Reorganization.

Response. The Registrant confirms that the significant factors adverse to the Board’s decision to approve the Reorganization are set forth in this section. In this regard, we note that it is not always practicable to characterize a particular factor as being adverse or not adverse to the Board’s determination.

Comment 10. With respect to the section entitled “Broker Non-Votes and Abstentions,” please state clearly how broker non-votes and abstentions will be treated for purposes of tabulating the vote.

Response. The Registrant has revised the N-14 in response to this comment.

Comment 11. Please place the beneficial ownership information provided in Appendix C in the body of the Proxy Statement/Prospectus.

Response. The Registrant appreciates the Staff’s comment, but believes including the lengthy tables describing the beneficial ownership of the Funds in the body of the Proxy Statement/Prospectus would detract from the readability of the Proxy Statement/Prospectus.

Comment 12. Please provide the usual Tandy representation.

Response. The requested Tandy representation is provided as Attachment A.

Should you have any questions or comments regarding this letter, please contact me at 480.477.2650.

Sincerely,

/s/Kristen Freeman

Kristen Freeman

Vice President and Counsel

Voya Investment Management – Voya Family of Funds

Attachments

cc:      Huey P. Falgout, Jr., Esq.

ATTACHMENT A

VOYA INVESTMENT MANAGEMENT 7337 East Doubletree Ranch Road, Suite 100 Scottsdale, AZ 85258

August 14, 2014

VIA EDGAR

Ms. Jamie L. Walter, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Voya Mutual Funds

SEC File Nos. 333-197363; 811-07428

Dear Ms. Miller:

Voya Mutual Funds (the “Registrant”) is responsible for the adequacy and accuracy of the disclosure in these filings. Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing. Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666. Thank you.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Senior Vice President and Chief Counsel
Voya Investment Management – Voya Family of Funds

Attachment

cc:	Jeffrey S. Puretz, Esq.
Dechert LLP